May 15, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form F-3 (File No. 333-271897)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Seadrill Limited (the “Company”) hereby requests that the Registration Statement on Form F-3 (File No. 333-271897) filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2023 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. None of the Company’s securities have been sold pursuant to the Registration Statement.

We would appreciate if you would please provide our counsel Clint Rancher of Baker Botts L.L.P. with a copy of the order consenting to the withdrawal of the Registration Statement by email at clint.rancher@bakerbotts.com as soon as it is available.

Should you have any questions regarding these matters, please contact Clint Rancher of Baker Botts L.L.P. at (713) 229-1820.

Very truly yours,

SEADRILL LIMITED

By:	/s/ Todd Strickler
Name:	Todd Strickler
Title:	Senior Vice President and General Counsel